Mail Stop 3561

									September 29, 2005


Mr. Michael J. Smith
President, Chief Executive Officer and Secretary
MFC Bancorp Ltd.
Suite 803, 8th Floor
Dina House
Ruttonjee Centre
11 Duddell Street
Central Hong Kong, SAR, China

      Re:	MFC Bancorp Ltd.
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed April 6, 2005
      File No. 1-04192

Dear Mr. Smith:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Application of Critical Accounting Policies, page 22

1. We see that real estate held for sale totals nearly $43 million as of December 31, 2004. We also see disclosure on page 23 that you adopt "the hold-and-wait approach" regarding the marketing of real estate held for sale. Under paragraph 30 to SFAS 144 held for sale accounting for long-lived assets is normally appropriate only when a sale is probable within a one year window. For U.S. GAAP purposes, explain why characterization of these assets as held for sale is appropriate as of December 31, 2004. Please explain how you interpreted and applied the requirements of SFAS 144 in reaching your conclusion.

Note 23. United States Generally Accepted Accounting Principles,
page
70

2. You disclose on page 71 that management is analyzing the requirements of FIN 46(R) and believes the standard will not have a significant impact on your financial statements. Since FIN 46(R) was required to be adopted during your most recent fiscal year, please confirm that the standard was adopted during fiscal year 2004 and that the impact, if any, was reflected in your U.S. GAAP financial statements.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3605
with any other questions.


								Sincerely,



						Gary Todd
									Senior Staff
Accountant


Mr. Michael J. Smith
MFC Bancorp Ltd.
September 29, 2005
Page 1